UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                        Commission file number 000-333215

                                EMPS Corporation
                            -----------------------
                             Full Name of Registrant

                                       N/A
                           --------------------------
                            Former Name of Registrant

                       2319 Foothill Boulevard, Suite 250
           ---------------------------------------------------------
           Address of Principle Executive Offices (street and number)

                           Salt Lake City, Utah 84109
                           ---------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Marat Cherdabayev                     (801)             746-3700
         -----------------------------------------------------------------------
              Name                           Area Code        Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                      [X] Yes                               [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X] Yes                               [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant anticipates that during the three months and six months ended June 30, 2004, gross revenue decreased approximately 43% and 27%, total operating expenses increased 5% and 24%, and loss from operations will have increased approximately 173% and 393%, for the three and six months ended June 30, 2004, compared to the three and six months ended June 30, 2003. The registrant expects to realize net losses of approximately $875,000 and $1,900,000 in the three and six months ended June 30, 2004, compared to net income of $574,000 and a net loss of $9,000 during the three and six months ended June 30, 2003. The Company anticipates a net loss per share of approximately $0.03 and $0.06 per common share for the three and six months ended June 30, 2004, compared to net income of $0.02 and $0.00 per common share for the three and six months ended June 30, 2003.

         The decrease in revenue and increase in loss from operations during the quarter ended June 30, 2004, compared to the corresponding prior year period is primarily due to the Company having two vessels unchartered and not operating and a third vessel in dry dock for repairs for the majority of the quarter ended June 30, 2004. While the vessels were not generating revenue during the quarter, the Company continued to incur expenses associated with the vessels.

                                EMPS Corporation
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 16, 2004                          By:  /s/ Marat Cherdabayev
                                                   -----------------------------
                                                   Marat Cherdabayev, Secretary